DD 2/20/13

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13010299

SEC Mail Processing Section FEB 15 2013 Washington DC 401

2/21/13

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SEC FILE NUMBER
8 -67180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

The Gaussian Group, LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 Rector Street – Suite 306

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRA LEE, MANAGING MEMBER 212-659-3878

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

DD 2/22/13

THE GAUSSIAN GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

OATH OR AFFIRMATION

I, *IRA LEE*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *THE GAUSSIAN GROUP LLC. as of Dec 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

MANAGING MEMBER
Title

X [signature: Alice DeAngelis]
Notary Public

Alice DeAngelis
Notary Public, State Of New York
No. 01DE6141469
Qualified In Kings County
My Commission Expires 02/27/2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE GAUSSIAN GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS			
Cash and cash equivalents			$ 7,376
Due from broker			1,253,012
Marketable securities			109,585
Capitalized assets, net of accumulated depreciation of	$ 90,273	(Note 2(d))	24,666
Other assets			63,006
Total assets			$ 1,457,645

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold not yet purchased	$ 139,466
Accounts payable and accrued expenses	42,271
Total liabilities	181,737
Commitments and Contingencies (Notes 3 and 4)	
Members' equity (Note 5)	
Members' capital	1,275,908
Total members' equity	1,275,908
Total liabilities and members' equity	$ 1,457,645

The accompanying notes are an integral part of this statement

THE GAUSSIAN GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Nature of Business

The Gaussian Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of NYSE-Arca, Nasdaq OMX, Nasdaq BX (Boston), BATS, BATS-Y, Direct Edge, EDGA and Direct Edge EDGX.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of three years using the straight line method

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimzes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Jnobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$109,585	$109,585	$0	$0

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2013 and February 8, 2013, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

Note 3 - Securities Owned - At Market Value

Marketable securities owned consist of securities at quoted market values, as illustrated below:

	Owned	Sold not yet Purchased
Equities	$ 109,585	$ 139,466
	$ 109,585	$ 139,466

Note 4 - Commitments and Contingencies

Office Lease

The company rents office space pursuant to a month-to-month lease agreement at $1,013 per month.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

The Company is engaged in a various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty.

Pursuant to a Joint Back Office ("JBO") Participant Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and clearing member monitor collateral on the securities transactions introduced by the Company

THE GAUSSIAN GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had Net Capital of $ 1,156,108 which was $ 1,056,108 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.66%

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
The Gaussian Group, LLC
2 Rector Street – Suite 306
New York, NY 10006

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Gaussian Group, LLC., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Gaussian Group, LLC., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2013